

Mail Stop 3720

October 18, 2007

Mr. Robert Hamilton
Chief Financial Officer
eDiets.com, Inc.
1000 Corporate Drive, Suite 600
Fort Lauderdale, Florida 33334

> **Re:** **eDiets.com, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 29, 2007**
>
> **Forms 10-Q for Fiscal Quarter Ended June 30, 2007**
> **File No. 0-30559**

Dear Mr. Hamilton,

      We have reviewed your filing and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.  Please provide us with the information requested in the comments presented below so that we may better understand your disclosures.  After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

1.      We refer to your explanation of the decrease in revenue from 2005 to 2006, in which you state that the decrease in subscription revenue was due to a smaller base of "paying" members during the year, and that this decrease was offset by higher weekly fees from subscribers.  The difference in these customer groups is unclear and the underlying reason for the decrease in revenue is vague.  Please tell us what the reference to "paying" members represents, what the difference in these two groups represent and how much each impacted revenue.  Revise in future filings to clearly articulate the underlying business reasons for all material changes in revenue.

2.      We note your disclosure of the $10.8 million derived from all sources other than subscriptions.  Revise in future filings to describe the material changes in each category from the prior year, rather than simply providing a list of revenue earned in each category.

Liquidity and Capital Resources, page 14

3.      Your discussion of cash flows from operating activities appears to be a mechanical recitation of your cash flow statement.  Revise to provide not only a "discussion," but an "analysis" of historical information as well as known trends, demands, commitments, events or uncertainties that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  Given the significant changes in your cash flows in the past several years, you should also revise your discussion to provide insight into the underlying internal and external business factors driving such changes as seen through the eyes of management. For further guidance, please refer to Item 303 of Regulation S-K as well as section IV of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation, which is located on our website at:  http://www.sec.gov/rules/interp/33-8350.htm.

Critical Accounting Policies, page 15

4.      We refer to your critical accounting policy "Revenue Recognition."  This disclosure is almost identical to your accounting policy disclosed in Note 2 to your financial statements on page F-9.  It appears that the estimates and assumptions used to determine and account for the many different types of revenue you generate are material to your company.  In future filings, revise to clarify why the accounting estimates and assumptions associated with revenue

recognition bear a risk of change and discuss how you arrived at the estimates used, how accurate the estimates and assumptions have been in the past, how much the estimates and assumptions have changed in the past, and whether they are reasonably likely to change in the future. This discussion should include material quantitative information and sensitivity analysis. Please refer to Item 303 of Regulation S-K as well as section V of the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operations," which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm.

5.      We refer to your critical accounting policies for goodwill and intangible assets, stock-based compensation and income taxes. It appears that these policies are critical to your results of operations. However, it is unclear from your current disclosures why they are more critical than the accounting policies discussed in note 2 to your financial statements. In future filings, revise each of your material policies to provide the information required by Item 303 or Regulation S-K, as discussed in the previous comment.

Consolidated Statements of Cash Flows, page F-5

6.      We note that you begin your reconciliation of cash flows from operations with net loss (income) from continuing operations. Please refer to paragraph 28 of SFAS No. 95, which states that entities who choose not to employ the direct method shall determine net cash flow from operating activities indirectly by adjusting net income to reconcile it to net cash flow from operations. In future filings, please revise accordingly.

Separate disclosure of cash flows from discontinued operations is permitted as long as they are presented in conformity with the basic requirements of SFAS No. 95 and are presented consistently for all periods. If you choose to separately present cash flows from discontinued operations, you should discretely report the operating, investing and financing cash flows from discontinued operations by category. Both of the following presentations would be appropriate under SFAS No. 95:

- Separately identifying cash flows from discontinued operations within each category of the cash flow statement – operating, investing and financing; or
- Separately identifying operating, investing and financing cash flows from discontinued operations within a separate section of the cash flow statement.

Please note that it is not appropriate to aggregate all cash flows from discontinued operations within a single line item, either as a separate category or within an existing category, such as operating cash flows.

Note 2.  Summary of Significant Accounting Policies, page F-6

Intangibles and Goodwill, page F-7

7.     In future filings, revise to include the information required by paragraph 45c of SFAS No. 142.  Consider presenting the changes in goodwill, as required, in a roll-forward schedule.

Note 7.  Reserve for Refunds and Deferred Revenue, page F-15

8.     We refer to your reserve for refunds as of December 31, 2006.  We note that in certain circumstances under your cancelable plans, customers are entitled to a full refund of the unused portion of their prepaid membership fee.  The ability of a subscriber to receive a full refund of the subscription fee up to the last day of the membership term raises an uncertainty as to whether the fee is fixed or determinable at any point before the end of the term.  It appears to us that you elected to apply a policy similar to the accounting specified in SFAS No. 48.  We believe it is preferable to apply SFAS No. 140 to refundable service transaction fees and accordingly defer revenue recognition until the refund period expires.  Generally, the staff will not object to the recognition of refundable membership fees, net of estimated refunds, as earned revenue over the membership term where all of the criteria discussed in SAB Topic 13A4 have been met.  We believe that all the criteria in paragraph 8 of No. SFAS 48 have to be met for an acceptable estimate to be made.

We note from Schedule II, that the amounts charged against revenue have changed significantly in the years presented, representing 21%, 7%, and 3% of revenue in 2004, 2005, and 2006, respectively. These recurring and material variances between actual and estimated refunds are indicative of your inability to make reliable estimates.  Please tell us in sufficient detail how you estimated the reserve for refunds and how you evaluated SAB Topic 13A4 in determining your revenue recognition policy for the subscription fees.  In your response, please also tell us how the acquisition of Nutrio in 2006 impacted your accounting for refunds.

9.     We refer to the ending balance of your refund reserve at December 31, 2006.  Given the level of refunds made in the years presented, it is not clear why you believe that $33,000 is the appropriate level of reserve at year-end.  Please explain.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please file your cover letter on EDGAR and understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Christine Adams, Staff Accountant, at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director